July 15, 2024

Patrick Goris
Chief Financial Officer
Carrier Global Corp
13995 Pasteur Boulevard
Palm Beach Gardens, Florida 33418

        Re: Carrier Global Corp
            Form 10-K for the Year Ended December 31, 2023, filed February 6,
2024
            File No. 001-39220
Dear Patrick Goris:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology